

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2011

Via U.S. Mail

Ms. Kate Blankenship, Director
Golden State Petro IOM I-B PLC
c/o 15-19 Athol Street
Douglas, Isle of Man IM1 1LB

   **Re: Golden State Petro IOM I-B PLC**
     **Form 20-F for the year ended December 31, 2009**
     **Filed June 18, 2010**
     **File No. 333-26227-02**

Dear Ms. Blankenship:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

       Sincerely,

       Linda Cvrkel
       Branch Chief